Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Ballard Power Systems Inc.
 9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.                                      Date of Material Change

July 7, 2015

3.                                      News Release

The news release was disseminated on July 7, 2015 through Canada Newswire.

4.                                      Summary of Material Change

Ballard Power Systems Inc. (“Ballard”) has closed its previously announced underwritten offering (the “Offering”) of 9,343,750 of its common shares for gross proceeds of approximately U.S. $15 million.

5.1                               Full Description of Material Change

Ballard closed the Offering of 9,343,750 of its common shares for gross proceeds of approximately U.S. $15 million, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments. Net proceeds to Ballard from the Offering are expected to be approximately U.S. $13.6 million, after deducting underwriting discounts, commissions and other estimated Offering expenses.

Cowen and Company acted as the sole bookrunner for the Offering. Roth Capital Partners, Lake Street Capital Markets and H.C. Wainwright & Co. acted as co-managers for the Offering.

Ballard expects to use the net proceeds from the Offering for working capital and other general corporate purposes, including the acquisition of, or investment in, companies, technologies, products or assets that complement Ballard’s business.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com

9.                                      Date of Report

July 7, 2015.